NORTHWEST		Suite 704, 595 Howe Street Box 35 Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 687-5792 Facsimile: (604) 687-6650
LAW GROUP
Stephen F.X. O’Neill* Alan H. Finlayson Charles C. Hethey* Maryna M. O’Neill* Angie Ko*	Michael F. Provenzano Christian I. Cu* Brian S.R. O’Neill* Vladislav V. Ioukhyma*

July 24, 2024

VIA EDGAR AND EMAIL

SECURITIES AND EXCHANGE COMMISSION (the “SEC”)

Attention: Daniel Crawford, Alan Campbell

Dear Sirs/Mesdames:

RE:	BIOHARVEST SCIENCES INC. (the “Company”)
- Registration Statement on Form 20-F filed on June 14, 2024 (the “Registration Statement”)
- File No. 000-56663

We write on behalf of the Company in response to your comment letter dated July 10, 2024 regarding the Registration Statement.

On behalf of the Company, we are filing via EDGAR a copy of the Registration Statement, as amended and restated, on Form 20-F/A (the “A&R Registration Statement”).

Capitalized terms used and not otherwise defined herein have the meaning given to such terms in the A&R Registration Statement.

Item 4. Information on the Company

B. Business Overview

Overview, page 22

1.Please revise your statement on page 22 that you are “focused on utilizing the Botanical Synthesis Platform Technology to develop the next generation of science-based and clinically proven therapeutic solutions” and other statements implying your nutraceutical products may “treat, cure, mitigate or prevent a disease” to remove any implication that your products have been or will be approved or marketed for therapeutic uses. Please also revise your Government Regulations section to disclose how your cosmeceutical business will be regulated in the markets you intend to enter and revise as appropriate.

The above statements have been revised throughout the A&R Registration Statement.

The “Governmental Regulations” section was revised to disclose how the Company’s cosmeceutical business will be regulated in the United States market. Please see page 35 of the A&R Registration Statement.

Northwest Law Group is an association of independent lawyers, law corporations and a limited liability partnership of law corporations.
*Practicing through O’Neill Law LLP. O’Neill Law LLP has lawyers licensed to practice in the Province of British Columbia and Arizona, Nevada, New York State and Washington States

NORTHWEST LAW GROUP

2.Please revise your Business section where appropriate to disclose the data relied on for your statement that you “can produce plant cells with significantly higher concentrations of active ingredients (as compared to those that are produced naturally), as well as extremely high levels of solubility and bio-availability.”

The “Business” section was revised to disclose the data relied on for the above statement. Please see page 24 of the A&R Registration Statement.

Products Business Unit, page 23

3.Please revise page 23 to describe the remaining R&D work related to your proposed olive cell product and to disclose the regulatory approvals needed and what your clinical trials must demonstrate to bring the product to market in the United States and Israel.

The “Products” and “Regulatory” sections were revised to disclose the completion of the research and development work on the Olive Cell Product and the remaining steps to bring the Olive Cell Product to market in the United States and Israel. Please see pages 25 and 26 of the A&R Registration Statement.

(b) Pharmaceuticals, page 25

4.Please revise page 25 to disclose for the clinical trials conducted in the cardio-vascular space and the series of promotion studies, the clinical trial designs, the phase of clinical development, the indications, the primary and secondary endpoints, whether the trials met the endpoints, whether the clinical trials were powered for statistical significance, and if so, whether the results were statistically significant, and provide the data from the clinical trials instead of stating your conclusion that the results were “successful.” Please also revise to explain whether your anecdotal evidence of the positive health impact of your VINIA® health product can be used to help support a regulatory approval. To the extent you intend to develop your products for medical indications, please revise your Government Regulations section to disclose how pre-market approval and commercialization of pharmaceuticals is regulated in the jurisdictions you intend to obtain such approval.

Subsequent to the financial year ended December 31, 2023 and during the three-month period ended March 31, 2024, the Company restructured its operations, such that its operations comprise two (2) business units, the Products Business Unit and the CDMO Services Business Unit, and (i) the nutraceuticals business segment continued into the Products Business Unit and (ii) as for the pharmaceuticals business segment, the Company now offers customers in the pharmaceutical industries the development and manufacturing of specific plant-based active molecules as part of the CDMO Services Business Unit.  Accordingly, the “Pharmaceuticals” section was deleted.

A “Scientific Studies” section was added, which discloses the Company’s scientific studies, which support the structure/function claims for VINIA® as a food product and dietary supplement/nutraceutical. Please see pages 27 to 28 of the A&R Registration Statement.

(c) Cosmeceuticals, page 25

5.Please revise page 25 to disclose the number of participants in the skin care assessment in Seoul, whether your products were used in the assessment, the skin ailments assessed and the results data.

The “Cosmeceuticals” section was revised to disclose the above information. Please see page 29 of the A&R Registration Statement.

Principal Markets, page 26

6.Please revise to include net income (loss) for the periods presented.

The “Principal Markets” section was revised to disclose the above information. Please see page 30 of the A&R Registration Statement.

NORTHWEST LAW GROUP

Item 5. Operating and Financial Review and Prospects, page 33

7.We note your disclosure on page 26 indicating that over 90% of the sales via your websites and call centers are subscription sales and that at least 95% of these subscriptions are for periods equal to or greater than three months. We further note your references to metrics that you have adopted such as cost of acquisition and lifetime value. Please tell us and disclose if these subscription data and metrics constitute key performance indicators that management uses to manage the business and that would be material to investors. For guidance, refer to Staff Release 33-10751.

The “Marketing Channels” section was revised. Please see page 30 of the A&R Registration Statement.

The Company’s e-commerce business is comprised of many variables and sub-metrics, such as subscription data, the cost of acquisition and lifetime value, which the Company’s employees must monitor, manage and optimize, and to which they allocate resource, on a daily basis.

The Company does not consider the subscription data and these sub-metrics of the cost of acquisition and lifetime value as key performance indicators that management uses to manage the Company’s business and that would be material to investors. Instead, these many variables and sub-metrics comprise and form part of metrics and key performance indicators, which in turn drive critical financial indications, such as marketing and sales as a percentage of revenue which is disclosed in the Company’s financial statements.

A. Operating Results

Research and Development Expenses, page 36

8.We note your disclosure stating that your research and development expenses increased during the fiscal year ended December 31, 2023 and during the three months ended March 31, 2024 as compared to the three months ended March 31, 2023 mainly due to increases in wages, salaries, raw materials, depreciation, professional fees, and share-based compensation. Please expand your disclosure to discuss the reasons for the increases in your expenses to the extent they relate to the development of specific products and services.

The “Research and Development Expenses” section was revised to disclose the reasons for the increases. Please see page 40 of the A&R Registration Statement.

Item 6. Directors, Senior Management and Employees

C. Board Practices, page 49

9.To the extent you are a foreign private issuer, please revise this section, or elsewhere in the prospectus as appropriate, to disclose that you are a foreign private issuer and to discuss the related implications for investors.

A “Foreign Private Issuer Status” section and two related risk factors were added to disclose the related implications for investors. Please see pages 2, 3 and 19 of the A&R Registration Statement.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 52

10.Please revise to disclose the natural person(s) who have voting and/or dispositive control over the common shares beneficially owned by Greensoil.

The “Major Shareholders” section was revised to disclose the persons with voting and dispositive control over Greensoil. Please see page 57 of the A&R Registration Statement.

NORTHWEST LAW GROUP

Item 10. Additional Information

C. Material Contracts, page 59

11.Please revise your Material Contracts section to disclose the following:

(a)the identity of the other parties to the agreements;

Revised, other than the identities of the Biopharmaceutical Partner and the Food Product Partner, in respect of which a separate response is to be provided. Please see pages 32 and 64 to 66 of the A&R Registration Statement.

(b)the aggregate amount paid to date pursuant to the Equipment Agreement;

Revised. Please see page 64 of the A&R Registration Statement.

(c)the aggregate rent payments made pursuant to the Yavne No. 2 Agreement;

Revised. Please see page 65 of the A&R Registration Statement.

(d)the aggregate payments made to date and the term and termination provisions of the License Agreement;

Revised. Please see pages 65 to 66 of the A&R Registration Statement.

(e)aggregate payments made to date and the percentage of revenues from first-time orders and subsequent orders to be paid pursuant to the TV Network Agreement, or a range not exceeding 10 percentage points;

Revised, other than the percentage of revenues from first-time orders and subsequent orders, in respect of which a separate response is to be provided. Please see page 66 of the A&R Registration Statement.

(f)the milestone metrics in the TV Network Agreement and the number of Common Shares that could be issued if those metrics are achieved;

A separate response is to be provided.

(h)the aggregate amounts received to date pursuant to the Biopharmaceutical Partner Agreement and the Food Product Partner Agreement; and

Revised. Please see pages 66 to 67 of the A&R Registration Statement.

(i)the aggregate payments made to date and the number of options issued pursuant to the MZ Group Agreement.

Revised. Please see page 67 of the A&R Registration Statement.

Financial Statements for Fiscal Year Ended December 31, 2023

Note 12 - Convertible Loan, page F-31

12.For each of your convertible loans A, B and C, please revise your disclosure as follows:

(a)Disclose the actual principal amount of convertible loans issued during each period, rather than just the "up to" amount authorized. To the extent that issuances occurred in tranches, disclose the principal amount issued for each tranche, the issuance date of each tranche and its maturity date.

NORTHWEST LAW GROUP

Note 12 to the amended audited annual financial statements of the Company and Note 5 to the amended interim financial statements of the Company, each filed as part of the A&R Registration Statement, were revised to include the above information. Please see pages F-33 to F-37 and F-62 to F-67 of the A&R Registration Statement.

(b)For each balance sheet date, disclose the difference between the carrying amount and the amount you would be required to pay at maturity to the holder of the obligation. Refer to paragraph 10(b) of IFRS 7.

Note 12 to the amended audited annual financial statements of the Company and Note 5 to the amended interim financial statements of the Company, each filed as part of the A&R Registration Statement, were revised to include the above information. Please see pages F-33 to F-37 and F-62 to F-67 of the A&R Registration Statement.

(c)Provide additional disclosures to help reconcile your footnote disclosure with the disclosure on page 79. In this regard, considering revising your disclosure on page 79 to present amounts outstanding in both Canadian and U.S. dollars and indicate to which loans (A, B or C) the five remaining tranches relate.

The “Convertible Notes” section was revised to present amounts in both Canadian and U.S. dollars and indicate that the Convertible Notes relate to the A tranche of Convertible Loans. Please see pages 83 to 84 of the A&R Registration Statement.

Note 26- Subsequent Events, page F-46

13.We note your disclosure stating that, on May 27, 2024, you approved a 35-for-1 share consolidation effective from June 3, 2024. Please revise all of the share information your filing to give retroactive treatment to the reverse stock split, including in your historical financial statements, in accordance with the guidance in SAB Topic 4C. To the extent that this impacts the date(s) of your auditor's report, please have them update accordingly.

The audited annual financial statements of the Company were prepared in accordance with IFRS, and the Company respectfully submits that:

(a)There is no requirement under IFRS for the disclosure of the number of issued and authorized shares for each class, as is required under Rules 5-02(28) and (29) of Regulation S-X; and

(b)The guidance in SAB Topic 4C is inconsistent with paragraph 22(f) of IAS 10 - Events After the Reporting Period, which provides that the only adjustments needed to be made pursuant to reverse stock splits were adjustments to earnings per share pursuant to IAS 33 – Earnings Per Share. Such adjustments were already included in the audited annual financial statements of the Company filed with the Registration Statement.

Notwithstanding the above, in order to address the SEC’s concerns, the audited annual financial statements of the Company, filed as part of the A&R Registration Statement, were amended, such that the share information in the notes is also presented on a post-Consolidation basis.

Accordingly, the auditors’ report is dual dated to reflect the Consolidation and related disclosures.

Exhibits

14.The consent from your auditor pertains to your financial statements as of December 31, 2023 and December 31, 2022 and for the years then ended, rather than for the three years ended December 31, 2023. Please obtain a revised consent, and include it with your next amendment.

An amended consent from the Company’s auditor was filed as Exhibit 8.1 to the A&R Registration Statement.

NORTHWEST LAW GROUP

Enclosures

In connection therewith, we enclose a copy of the following documents via email:

(a)the A&R Registration Statement;

(b)the A&R Registration Statement, blacklined to the Registration Statement;

(c)The updated agreements filed as Exhibits 4.1, 4.2, 4.4, 4.5 and 4.8 to the A&R Registration Statement, blacklined to the agreements filed as Exhibits 4.1, 4.2, 4.4, 4.5 and 4.8 to the Registration Statement; and

(d)The amended financial statements of the Company filed as part of the A&R Registration Statement, blacklined to the financial statements of the Company filed as part of the Registration Statement.

If you have any questions on this matter, please do not hesitate to contact the undersigned by telephone at 604.687.5792 or by email at son@stockslaw.com.

Yours truly,

/s/ Stephen F.X. O’Neill

Stephen F.X. O’Neill**

/VVI

** Practicing through a law corporation.

Enclosures